Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212–325–5200 +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Splits of its VIIX and TVIX ETNs

New York, November 22, 2019

Credit Suisse AG announced today that it will implement a 1-for-5 reverse split of its VelocityShares™ VIX Short Term ETN (“VIIX”) and a 1-for-10 reverse split of its VelocityShares™ Daily 2x VIX Short Term ETN (“TVIX”), each expected to be effective as of December 2, 2019.

The reverse splits will be effective at the open of trading on December 2, 2019. VIIX and TVIX will each begin trading on the Nasdaq Stock Market on a reverse split-adjusted basis on December 2, 2019. Holders of VIIX who purchase such ETNs prior to December 2, 2019 will receive one reverse split-adjusted ETN for every five pre-reverse split ETNs. Holders of TVIX who purchase such ETNs prior to December 2, 2019 will receive one reverse split-adjusted ETN for every ten pre-reverse split ETNs.

In addition, such purchasers that hold a number of ETNs not evenly divisible by five or ten, as applicable, will receive a cash payment for any fractional ETNs remaining (the “partials”). The cash amount due on any partials will be determined on December 6, 2019 based on the respective closing indicative values of VIIX and TVIX on such date and will be paid by Credit Suisse AG on or about December 11, 2019.

The closing indicative values of VIIX and TVIX on November 29, 2019 will be multiplied by five, and ten, respectively, to determine their respective reverse split-adjusted closing indicative values. Following the reverse splits, VIIX and TVIX will have new CUSIPs but will retain their current ticker symbols.

The reverse splits will affect the trading denominations of VIIX and TVIX, but they will not have any effect on the stated principal amount of any ETN, except that the stated principal amount of each will be reduced by the corresponding aggregate amount of any cash payments for “partials.”

Illustrations of Reverse Splits

The following table shows the effect of a 1-for-5 reverse split on the hypothetical closing indicative value of such ETN. The closing indicative value of an ETN is not the same as the trading price of such ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-5 Post-Reverse Split	20,000	$25.00	$500,000

Media Release November 22, 2019 Page 2 / 2

The following table shows the effect of a 1-for-10 reverse split on the hypothetical closing indicative value of such ETN. The closing indicative value of an ETN is not the same as the trading price of such ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-10 Post-Reverse Split	10,000	$50.00	$500,000

None of the other exchange traded notes issued by Credit Suisse AG are affected by these announcements.

Reverse Split	Exchange Ticker Symbol	Current CUSIP / New CUSIP
VelocityShares™ VIX Short Term ETN due December 4, 2030	VIIX	22542D365 / 22542D266
VelocityShares™ Daily 2x VIX Short Term ETN due December 4, 2030	TVIX	22542D332 / 22542D258

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,440 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.